===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One):

  X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
-----      ACT OF 1934
           For the plan year ended December 31, 1999

                                       OR

           TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----      EXCHANGE ACT OF 1934
           For the transition period from           to
                                          ---------    ----------

Commission file number 001-13777

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GETTY REALTY CORP.
                           RETIREMENT AND PROFIT SHARING PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GETTY REALTY CORP.
                           125 Jericho Turnpike
                           Jericho, New York 11753

          =============================================================

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

         1.       Financial Statements:

                           Report of Independent Accountants

                           Statements of Net Assets Available for Plan
                            Benefits as of December 31, 1999 and 1998

                           Statement of Changes in Net Assets Available for Plan
                            Benefits for the year ended December 31, 1999

                           Notes to Financial Statements

                  Supplemental Schedules:

                           Schedule of Assets Held for Investment Purposes as
                              of December 31, 1999

                           Schedule of Reportable Transactions for the year
                            ended December 31, 1999

         2.       Exhibits:  None

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                     GETTY REALTY CORP.
                                      RETIREMENT AND
                                      PROFIT SHARING PLAN


Dated:  June 21, 2000

                                     By:  Getty Realty Corp.
                                          Retirement Plan Committee
                                          and Plan Administrator



                                     By:  /s/ Leo Liebowitz
                                          -------------------------------------
                                          Leo Liebowitz



                                     By:  /s/ John J. Fitteron
                                          -------------------------------------
                                          John J. Fitteron



                                     By:  /s/ Randi Young Filip
                                          -------------------------------------
                                          Randi Young Filip

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements

                        as of December 31, 1999 and 1998
                    and for the year ended December 31, 1999

                          INDEX TO FINANCIAL STATEMENTS


                                                                       PAGE
                                                                       ----

Report of Independent Accountants                                        2

Financial Statements:
 Statements of Net Assets Available for Plan Benefits
  as of December 31, 1999 and 1998                                       3

 Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1999                          4

 Notes to Financial Statements                                         5 - 10

Supplemental Schedules:
 Schedule H (Form 5500), Part IV - 4i - Schedule of Assets Held
                                        for Investment Purposes as
                                        of December 31, 1999             *

 Schedule H (Form 5500), Part IV - 4j - Schedule of Reportable
                                        Transactions for the year
                                        ended December 31, 1999          *



*Refer to Schedule H of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the plan year ended December 31, 1999 which material is incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Getty Realty
  Corp. Retirement and Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets Held for Investment Purposes as of December 31, 1999 and Schedule of Reportable Transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
April 19, 2000

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                        as of December 31, 1999 and 1998
                                 (in thousands)



                                                                 1999
                         -----------------------------------------------------------------------------------
                                                                               MassMutual Destiny
                         Fixed      MassMutual     Getty      ----------------------------------------------
                         Income    Core Equity  Common Stock  Conservative   Moderate   Aggressive    Equity
                         Fund A       Fund B       Fund C        Fund D       Fund E      Fund F      Fund G
                         ------       ------       ------        ------       ------      ------      ------
Assets:
 Investments, at fair
  value (Note 3)        $2,454         $498       $581            $160          $19        $13          $237

 Employee loans              0            0          0               0            0          0             0

 Contributions
  receivable:
   Employer                  1            2          2               0            0          0             2
   Employee                  1            1          0               0            0          0             1
                        ------         ----       ----            ----          ---        ---          ----
                             2            3          2               0            0          0             3

 Cash                        0            0          5               0            0          0             0
                        ------         ----       ----            ----          ---        ---          ----
Net assets available
 for plan benefits      $2,456         $501       $588            $160          $19        $13          $240
                        ======         ====       ====            ====          ===        ===          ====


                                                               1999
                        -------------------------------------------------------------------------------
                         Fidelity    T. Rowe Price  American Century
                        Contrafund    New Horizons      Ultra
                          Fund H         Fund I         Fund J        Loans      In-Transit       Total
                          ------         ------         ------        -----      ----------       -----
Assets:
 Investments, at fair
  value (Note 3)             $68          $33            $64           $ 0          $ 0           $4,127

 Employee loans                0            0              0            14            0               14

 Contributions
  receivable:
   Employer                    2            1              1             0            0               11
   Employee                    0            0              0             0            0                3
                             ---          ---            ---           ---          ---           ------
                               2            1              1             0            0               14

 Cash                          0            0              0             0            7               12
                             ---          ---            ---           ---          ---           ------
Net assets available
 for plan benefits           $70          $34            $65           $14          $ 7           $4,167
                             ===          ===            ===           ===          ===           ======

                                                            1998
                         ---------------------------------------------------------------------------------
                                                                            MassMutual Destiny
                         Fixed     MassMutual      Getty      --------------------------------------------
                         Income   Core Equity   Common Stock  Conservative  Moderate   Aggressive   Equity
                         Fund A      Fund B         Fund C       Fund D      Fund E      Fund F     Fund G
                         ------      ------         ------       ------      ------      ------     ------

Assets:
 Investments, at fair
  value (Note 3)        $6,325       $1,003          $864         $180        $104        $10         $206

 Employee loans              0            0             0            0           0          0            0

 Contributions
  receivable:
   Employer                 39            7             4            1           2          0            4
   Employee                  3            1             0            0           0          0            1
                        ------       ------          ----         ----        ----        ---         ----
                            42            8             4            1           2          0            5

 Cash                        0            0             3            0           0          0            0
                        ------       ------          ----         ----        ----        ---         ----
Net assets available
 for plan benefits      $6,367       $1,011          $871         $181        $106        $10         $211
                        ======       ======          ====         ====        ====        ===         ====

                                                            1998
                         ----------------------------------------------------------------------------

                           Fidelity   T. Rowe Price   American Century
                          Contrafund   New Horizons        Ultra
                            Fund H        Fund I           Fund J       Loans   In-Transit     Total
                            ------        ------           ------       -----   ----------     -----
Assets:
 Investments, at fair
  value (Note 3)               $46          $23            $32            $ 0     $  0        $8,793

 Employee loans                  0            0              0             41        0            41

 Contributions
  receivable:
   Employer                      1            1              1              0        0            60
   Employee                      0            0              0              0        0             5
                               ---          ---            ---            ---     ----        ------
                                 1            1              1              0        0            65

 Cash                            0            0              0              0      213           216
                               ---          ---            ---            ---     ----        ------
Net assets available
 for plan benefits             $47          $24            $33            $41     $213        $9,115
                               ===          ===            ===            ===     ====        ======





                            See accompanying notes.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                      for the year ended December 31, 1999
                                 (in thousands)


                                                                                               MassMutual Destiny
                                         Fixed       MassMutual     Getty       ------------------------------------------------
                                         Income     Core Equity  Common Stock   Conservative   Moderate   Aggressive     Equity
                                         Fund A       Fund B        Fund C         Fund D       Fund E      Fund F       Fund G
                                         ------       ------        ------         ------       ------      ------       ------
Contributions:
Employer                                $    7        $    6         $   1         $    0        $  3         $ 1         $  5
Employee                                    18            13             3              1           5           1           13
                                      --------        ------      --------       --------      ------      ------      -------
                                            25            19             4              1           8           2
                                      --------        ------      --------       --------      ------      ------           18
                                                                                                                       -------
Investment income:
Interest and dividend income               258             0            20              0           0           0
Net investment gain (loss) from                                                                                              0
  pooled separate accounts                   0            (3)            0              6           5           2
Net appreciation (depreciation)                                                                                             35
  of investments                             0             0          (180)             0           0           0
                                      --------        ------      --------       --------      ------      ------            0
                                           258            (3)         (160)             6           5           2           35
                                      --------        ------      --------       --------      ------      ------      -------

Transfers from (to) other funds, net      (888)         (141)          (13)             1         (70)          0           21

Transfer to Aero Oil Retirement and
Profit Sharing Plan (Note 7)            (3,136)         (385)          (36)           (29)        (30)         (1)         (45)

  Withdrawals                             (170)            0           (78)             0           0           0            0
                                      --------        ------      --------       --------      ------      ------      -------
  Net additions (reductions)            (3,911)         (510)         (283)           (21)        (87)          3           29

Net assets available for plan
  benefits as of January 1, 1999         6,367         1,011           871            181         106          10          211
                                      --------        ------      --------       --------      ------      ------      -------
Net assets available for plan
  benefits as of December 31, 1999      $2,456        $  501         $ 588         $  160        $ 19         $13         $240
                                      ========        ======      ========       ========      ======      ======      =======


                                        Fidelity     T. Rowe Price   American Century
                                       Contrafund     New Horizons        Ultra
                                         Fund H          Fund I           Fund J           Loans        In-transit       Total
                                         ------          ------           ------           -----        ----------       -----

Contributions:
Employer                                   $ 4           $   1         $    1            $   0           $    0         $   29
Employee                                     7               2              1                0                0             64
                                        ------           ------        ------            -----           ------         ------
                                            11               3              2                0                0             93
                                        ------           ------        ------            -----           ------         ------
Investment income:
Interest and dividend income                 0               0              0                1                1            280
Net investment gain (loss) from
  pooled separate accounts                  17               8             13                0                0             83
Net appreciation (depreciation)
  of investments                             0               0              0                0                0           (180)
                                        ------           ------        ------            -----           ------         ------
                                            17               8             13                1                1            183
                                        ------           ------        ------            -----           ------         ------
Transfers from (to) other funds, net        18               0             70               (2)           1,004              0

Transfer to Aero Oil Retirement and
Profit Sharing Plan (Note 7)               (23)             (1)           (53)             (26)               0         (3,765)

Withdrawals                                  0               0              0                0           (1,211)        (1,459)
                                        ------           ------        ------            -----           ------         ------
Net additions (reductions)                  23              10             32              (27)            (206)        (4,948)

Net assets available for plan
  benefits as of January 1, 1999            47              24             33               41              213          9,115
                                        ------           ------        ------            -----           ------         ------
Net assets available for plan
  benefits as of December 31, 1999         $70           $  34         $   65            $  14           $    7         $4,167
                                        ======           ======        ======            =====           ======         ======






                            See accompanying notes.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan

     The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"), who have completed one year of service (six months of service to be eligible to participate in 401(k) election), except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company (see Note 7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 1987, the Plan was amended to provide for the benefits available under Section 401(k) of the Internal Revenue Code.

     Employees may make contributions to the Plan (limited to a maximum contribution of $10,000 for 1999) and the Company matches an amount equal to the lesser of 50% of such employee contributions or 3% of compensation (limited to $160,000). The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

     The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer match, may be invested in ten available investment funds allocated in multiples of 5% at the election of the employee as follows:

     Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (6.85% and 6.95% average interest rates for the years ended December 31, 1999 and 1998, respectively).

     Fund B, The Core Equity Fund, holds Class S shares of MassMutual Core Equity Fund, a MassMutual Institutional Fund, which invests in undervalued dividend-paying stocks of large well established U.S. companies. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

     Fund C, The Getty Common Stock Fund, consists of common stock of the Company and also includes common stock of Getty Petroleum Marketing Inc. ("Marketing") resulting from the March 21, 1997 spin-off of the Company's petroleum marketing business to its stockholders. Participants that were invested in the Fund on March 21, 1997 were allocated one share of Marketing common stock for each share of Company common stock then held in the Fund. The Plan does not provide for the acquisition of additional shares of Marketing common stock. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

     Funds D through G are four Destiny Asset Allocation Funds. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each Fund are allocated, within targeted ranges, among ten mutual funds managed by MassMutual Institutional Funds, Oppenheimer Funds, Inc. and David L. Babson & Co., Inc. The MassMutual Institutional Funds include an international stock fund, a small capitalization U.S. stock fund, a large capitalization U.S. stock fund, an S&P 500 indexed equity fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Oppenheimer funds include a value and fixed-income bond fund. The David L. Babson fund is a growth fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

     Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

     Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

     Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

     Fund G, The Equity Fund, invests primarily in domestic and foreign common stocks, including small and large capitalization common stocks.

     Funds H through J are three funds which hold units in independently managed mutual funds. Massachusetts Mutual maintains the contributions and related accumulated investment

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

earnings in pooled separate investment accounts which are not guaranteed as to either principal or a stated rate of investment return.

     Fund H, The Contrafund Fund, holds shares of Fidelity Contrafund, a mutual fund which invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

     Fund I, The New Horizons Fund, holds shares of T. Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T. Rowe Price with a focus on growth over the long term.

     Fund J, The Ultra Fund, holds shares of American Century Ultra Fund, a mutual fund which invests mainly in common stocks of the fastest growing companies in the market with earnings and revenue growing at accelerating rates, and those most likely to appreciate in market value. The portfolio emphasizes mid-sized to large-sized companies. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term.

     As of July 1, 2000, The Schwab S&P Index Fund and The American Century International Growth Fund will be added to the Plan's available investment funds.

     Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the Plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

     The in-transit account is a money market fund which is utilized to affect transfers between Funds and for participant withdrawals.

     Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

     Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

        Years of Service                       Percent Vested
        ----------------                       --------------

        2 years                                 20%
        3 years                                 40
        4 years                                 60
        5 years                                 80
        6 or more years                        100

     Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

2.  Summary of significant accounting policies

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

     The investments in the Fixed Income Investment Fund, the Core Equity Fund, the Destiny Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund is valued at published market prices.

     The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net investment gain (loss) from pooled separate accounts, and the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments held by the Getty Common Stock Fund.

     Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


3.  Investments

     The following summarizes the fair value of the Plan's investments as of December 31, 1999 and 1998 (in thousands):


                                            1999      1998
                                            ----      ----

Fund A:
 Fixed Income Investment
  Fund (a)(b)                             $2,454     $6,325

Fund B:
 Core Equity Fund (a)(b)                     498      1,003

Fund C:
 Getty Realty Corp.
  Common Stock,
  $.01 par value (b)(c)                      528        725

 Getty Petroleum Marketing Inc.
  Common Stock,
  $.01 par value (d)                          53        139

Fund D:
 Destiny Asset Allocation
  Fund - Conservative (a)                    160        180

Fund E:
 Destiny Asset Allocation
  Fund - Moderate (a)                         19        104

Fund F:
 Destiny Asset Allocation
  Fund - Aggressive (a)                       13         10

Fund G:
 Destiny Asset Allocation
  Fund - Equity (a)(b)                       237        206

Fund H:
 Contrafund Fund (a)                          68         46

Fund I:
 New Horizons Fund (a)                        33         23

Fund J:
 Ultra Fund (a)                               64         32
                                          ------     ------
                                          $4,127     $8,793
                                          ======     ======

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


(a)  Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $11.1875 per share and $14.625 per share as of December 31, 1999 and 1998, respectively.

(d) The market value of Marketing's common stock was $2.4375 per share and $2.9375 per share as of December 31, 1999 and 1998, respectively.


4.  Termination Priorities

     While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status

     On March 18, 1997, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

6.  Reconciliation to Form 5500

     In accordance with generally accepted accounting principles, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 1999 and 1998, the benefit claims payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan was $- and $211,666, respectively.

7.  Transfer to Aero Oil Retirement and Profit Sharing Plan

     In December 1998, the Company sold its heating oil and propane business, Aero Oil Company ("Aero"), to Adams Utility Services Company ("Adams"). Subsequent to the sale, Adams established the Aero Oil Retirement and Profit Sharing Plan ("Aero Plan"). In April 1999, approximately $3,765,000 of assets were transferred from the Plan to the Aero Plan representing the account balances of the Aero employees who were participants in the Plan prior to the sale.

                             SUPPLEMENTAL SCHEDULES

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1999 FORM 5500

             SCHEDULE H - PART IV - 4i - SCHEDULE OF ASSETS HELD FOR
                   INVESTMENT PURPOSES AS OF DECEMBER 31, 1999
                                 (in thousands)

       (a)                             (b)                                 (c)                       (d)               (e)

                                                               DESCRIPTION OF INVESTMENT
                                                                INCLUDING MATURITY DATE,
                           IDENTITY OF ISSUE, BORROWER,       RATE OF INTEREST, COLLATERAL,                          CURRENT
                             LESSOR, OR SIMILAR PARTY             PAR, OR MATURITY VALUE           COST(**)           VALUE
------------------------------------------------------------------------------------------------------------------------------
        1          (*)      MASSACHUSETTS MUTUAL LIFE            FIXED INCOME INVESTMENT
                            INSURANCE COMPANY                    FUND                                -               $2,454

        2          (*)      MASSACHUSETTS MUTUAL LIFE
                            INSURANCE COMPANY                    CORE EQUITY FUND                    -                  498

        3          (*)      GETTY REALTY CORP.                   COMMON STOCK,
                                                                 $.01 PAR VALUE                      -                  528

        4          (*)      GETTY PETROLEUM                      COMMON STOCK,
                            MARKETING INC.                       $.01 PAR VALUE                      -                   53

        5          (*)      MASSACHUSETTS MUTUAL LIFE            DESTINY ASSET ALLOCATION
                            INSURANCE COMPANY                    FUND - CONSERVATIVE                 -                  160

        6          (*)      MASSACHUSETTS MUTUAL LIFE            DESTINY ASSET ALLOCATION
                            INSURANCE COMPANY                    FUND - MODERATE                     -                   19

        7          (*)      MASSACHUSETTS MUTUAL LIFE            DESTINY ASSET ALLOCATION
                            INSURANCE COMPANY                    FUND - AGGRESSIVE                   -                   13

        8          (*)      MASSACHUSETTS MUTUAL LIFE            DESTINY ASSET ALLOCATION
                            INSURANCE COMPANY                    FUND - EQUITY                       -                  237

        9          (*)      MASSACHUSETTS MUTUAL LIFE
                            INSURANCE COMPANY                    FIDELITY CONTRAFUND FUND            -                   68

       10          (*)      MASSACHUSETTS MUTUAL LIFE            T. ROWE PRICE NEW
                            INSURANCE COMPANY                    HORIZONS FUND                       -                   33

       11          (*)      MASSACHUSETTS MUTUAL LIFE            AMERICAN CENTURY
                            INSURANCE COMPANY                    ULTRA FUND                          -                   64

       12          (*)      PARTICIPANT LOANS                    LOANS TO PLAN PARTICIPANT
                                                                 WITH MATURITY DATE OF
                                                                 JULY 1, 2013, BEARING
                                                                 INTEREST AT 9.5% AND SECURED
                                                                 BY THE PARTICIPANT'S VESTED
                                                                 ACCOUNT BALANCE                     -                   14


                   (*)   DENOTES PARTY IN INTEREST.

                   (**)  COST INFORMATION OMITTED SINCE PLAN INVESTMENTS ARE PARTICIPANT DIRECTED.


                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1999 FORM 5500

               SCHEDULE H - PART IV - 4j - SCHEDULE OF REPORTABLE
               TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (in thousands)


      (a)             (b)           (c)       (d)       (e)           (f)              (g)              (h)               (i)
      ---             ---           ---       ---       ---           ---              ---              ---               ---

                                                                                                      CURRENT
                                                                     EXPENSE                       VALUE OF ASSET
  IDENTITY OF    DESCRIPTION OF   PURCHASE   SELLING    LEASE     INCURRED WITH      COST OF       ON TRANSACTION      NET GAIN
 PARTY INVOLVED       ASSET         PRICE     PRICE     RENTAL     TRANSACTION        ASSET             DATE           OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------



                                              NONE
